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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Schuler Homes, Inc. (Name of Issuer)
Class A Common Stock (Title of Class of Securities)
808188106 (CUSIP Number)

Thomas Connelly
c/o WPH-Schuler, LLC
400 Continental Boulevard, Suite 100
El Segundo, CA 90245
(310) 648-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 22, 2001 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 808188106	13D	Page 2 of 10 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Blackacre WPH, LLC (1)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (2)
(a) /X/
(b) / /

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO (3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
		-0- (4)
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		10,433,828(4)(5)
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		-0- (4)

	10	SHARED DISPOSITIVE POWER
		-0- (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,433,828(4)(5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6%

14	TYPE OF REPORTING PERSON
OO

(1)
Stephen Feinberg, through one or more intermediate entities, exercises sole voting and dispositive power over all securities held by Blackacre WPH, LLC.
(2)
The Reporting Person may be deemed to be a member of a "group" together with the other Reporting Persons and persons other than the Reporting Persons. See Items 4-6.
(3)
No funds were used by the Reporting Person to purchase shares. See Item 3.
(4)
See Items 4-6.
(5)
Refers to Class A common stock owned beneficially by persons other than the Reporting Persons.

CUSIP No. 808188106	13D	Page 3 of 10 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Highridge Pacific Housing Investors, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1)
(a) /X/
(b) / /

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO (2)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /

6		CITIZENSHIP OR PLACE OF ORGANIZATION
California

	7	SOLE VOTING POWER
		-0- (3)
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		10,433,828(3)(4)
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		-0- (3)

	10	SHARED DISPOSITIVE POWER
		-0- (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,433,828(3)(4)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6%

14	TYPE OF REPORTING PERSON
PN

(1)
The Reporting Person may be deemed to be a member of a "group" together with the other Reporting Persons and persons other than the Reporting Persons. See Items 4-6.
(2)
No funds were used by the Reporting Person to purchase shares. See Item 3.
(3)
See Items 4-6.
(4)
Refers to Class A common stock owned beneficially by persons other than the Reporting Persons.

CUSIP No. 808188106	13D	Page 4 of 10 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
WPH Acquisitions, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1)
(a) /X/
(b) / /

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO (2)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
		-0- (3)
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		10,433,828(3)(4)
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		-0- (3)

	10	SHARED DISPOSITIVE POWER
		-0- (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,433,828(3)(4)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6%

14	TYPE OF REPORTING PERSON
OO

(1)
The Reporting Person may be deemed to be a member of a "group" together with the other Reporting Persons and persons other than the Reporting Persons. See Items 4-6.
(2)
No funds were used by the Reporting Person to purchase shares. See Item 3.
(3)
See Items 4-6.
(4)
Refers to Class A common stock owned beneficially by persons other than the Reporting Persons.

CUSIP No. 808188106	13D	Page 5 of 10 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
WPH-SCHULER, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1)
(a) /X/
(b) / /

3	SEC USE ONLY

4		SOURCE OF FUNDS
OO (2)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
		-0- (3)
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		10,433,828(3)(4)
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		-0- (3)

	10	SHARED DISPOSITIVE POWER
		-0- (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,433,828(3)(4)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6%

14	TYPE OF REPORTING PERSON
OO

(1)
The Reporting Person may be deemed to be a member of a "group" together with the other Reporting Persons and persons other than the Reporting Persons. See Items 4-6.
(2)
No funds were used by the Reporting Person to purchase shares. See Item 3.
(3)
See Items 4-6.
(4)
Refers to Class A common stock owned beneficially by persons other than the Reporting Persons.

    This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on April 3, 2001 (the "Statement"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement.

Item 1. Security and Issuer

    Item 1 is hereby amended by deleting the final sentence and substituting the following in lieu thereof:

    The principal executive offices of Schuler Homes are located at 400 Continental Boulevard, Suite 100, El Segundo, California 90245.

Item 2. Identity and Background

    Item 2 is hereby amended and restated in its entirety as follows:

    (a) – (c)

    This Amendment 1 to Schedule 13D is being filed jointly on behalf of Blackacre WPH, LLC ("Blackacre"), Highridge Pacific Housing Investors, L.P. ("Highridge Pacific"), WPH Acquisitions, Inc. ("WPH Acquisitions" and together with Highridge Pacific, "Highridge") and WPH-Schuler, LLC ("WPH-Schuler"), (Blackacre, Highridge and WPH-Schuler, collectively, the "Reporting Persons").

    The Reporting Persons are jointly filing this Statement to the extent that they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with James K. Schuler, individually and as sole trustee of each of the James K. Schuler 1998 Qualified Annuity Trust (the "Annuity Trust") and the James K. Schuler Revocable Living Trust (the "Revocable Trust") and The James and Patricia Schuler Foundation (the "Foundation," and together with Mr. Schuler, the Annuity Trust and the Revocable Trust, the "Schuler Persons") and along with Apollo Real Estate Investment Fund, L.P. ("AREIF") and Apollo Real Estate Advisors, L.P. ("AREA" and together with "AREIF", "Apollo") as a result of their agreement to vote securities of Schuler Homes held by them pursuant to the terms of a stockholders agreement dated April 3, 2001 (the "Stockholders Agreement") to which the Reporting Persons, the Foundation, Mr. Schuler as sole trustee of the Annuity Trust and the Revocable Trust and Apollo are parties, as more fully discussed in Item 6. A joint filing agreement among the Reporting Persons and Apollo is attached to the Statement as Exhibit 1.

    Each of the Reporting Persons disclaims beneficial ownership of the shares of Class A common stock of the issuer held by the Schuler Persons. Each of the Reporting Persons disclaims beneficial ownership of the shares of Class A common stock deemed beneficially owned by each of the other Reporting Persons.

    Information contained herein respecting each Reporting Person is furnished solely by such Reporting Person and each other Reporting Person expressly disclaims any responsibility as to the accuracy or completeness of such information.

    All information contained in this Schedule relating to the Schuler Persons has been derived from the Registration Statement on Form S-4 of Schuler Homes, Inc., as amended (File No. 333-48872) and the prospectus included therein. On April 12, 2001 the Schuler Persons jointly filed a Schedule 13D with respect to the shares of Class A common stock of the issuer that are subject to the Stockholders Agreement described below in Items 4 and 6; the reader is referred to such filings and any amendments thereto for more recent and complete information relating to the Schuler Persons.

    Blackacre is a Delaware limited liability company that is principally a holding company formed to hold a membership interest in WPH-Schuler. Stephen A. Feinberg, through one or more intermediate entities, exercises sole voting and dispositive power over all securities held by Blackacre. Mr. Feinberg,

Page 6 of 10 Pages

individually and through various entities, is engaged in the investment in property of various kinds and description, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities and interests of whatever kind and nature. The address of the principal offices of Blackacre and Mr. Feinberg is 450 Park Avenue, 28th Floor, New York, New York 10022.

    Highridge Pacific is a California limited partnership principally engaged in owning a membership interest in WPH-Schuler. The general partner of Highridge Pacific is WPH Acquisitions, a California corporation. WPH Acquisitions is principally engaged in the business of serving as general partner of Highridge Pacific. John Long and Steven A. Berlinger are the only two stockholders of WPH Acquisitions. Mr. Berlinger's principal occupation is owning and managing real estate investment entities. Mr. Long's principal occupation is owning and managing real estate investment entities. The limited partners of Highridge Pacific include MJL Associates, L.P., a California limited partnership ("MJL Associates"), SAB Associates, L.P., a California limited partnership ("SAB Associates"), DEM Associates, L.P., a California limited partnership ("DEM Associates") and Craig Manchester. Mr. Berlinger beneficially owns SAB Associates. Mr. Long beneficially owns MJL Associates. Eugene Rosenfeld, the Co-Chairman of the Board of Directors of Schuler Homes, beneficially owns DEM Associates. Mr. Manchester is the Executive Vice President and Chief Operating Officer of Schuler Homes. The address for the principal offices of Highridge, SAB Associates, DEM Associates, MJL Associates, Mr. Berlinger, Mr. Long , Mr. Rosenfeld, and Mr. Manchester is 300 Continental Blvd., El Segundo, California 90245.

    WPH-Schuler is a Delaware limited liability company formed principally to hold the Class B common stock of Schuler Homes issued to the owners of Western Pacific Housing in the combination of the businesses of Western Pacific and Old Schuler Homes, as described in Item 3. The address of its principal office is 300 Continental Blvd., El Segundo, California 90245. Blackacre, Highridge Pacific and Apollo Real Estate Investment Fund, L.P. are all members of WPH-Schuler. The managing members of WPH-Schuler are AP WP Corporation, a Delaware corporation ("AP WP Corporation"), and ESR Housing, Inc., a Delaware corporation ("ESR Housing"). AP WP Corporation is primarily engaged in the business of serving as a managing member of WPH-Schuler. All of the stock of AP WP Corporation is owned by Apollo. The address of AP WP Corporation is c/o Apollo Real Estate Management, Inc., Two Manhattanville Road, Purchase, New York 10577. ESR Housing is primarily engaged in the business of serving as a managing member of WPH-Schuler. Eugene Rosenfeld is the sole stockholder of ESR Housing. The address of ESR Housing is 300 Continental Blvd., El Segundo, California 90245.

    At the time of the execution of the reorganization agreement governing the reorganization between Western Pacific and Old Schuler Homes (as described in Item 3), the managing members of WPH-Schuler were AP Western GP Corporation, an entity affiliated with Apollo, and LAMCO Housing, Inc., an entity affiliated with Highridge. Subsequent to the execution of the reorganization agreement but prior to the completion of the reorganization, the operating agreement of WPH-Schuler was amended to substitute AP WP Corporation for AP Western GP Corporation and ESR Housing for LAMCO Housing, Inc., and to allow for the withdrawal from WPH-Schuler of AP WP Partners, L.P. and API-LHI, Inc.

    Attached as Schedule I to the Statement is information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

    (d) During the past five (5) years, none of the Reporting Persons, Mr. Feinberg, Mr. Berlinger, Mr. Long, Mr. Rosenfeld, Mr. Manchester, SAB Associates, MJL Associates, DEM Associates, AP WP Corporation, ESR Housing nor, to the knowledge of the Reporting Persons, any of the persons or

Page 7 of 10 Pages

entities referred to in Schedule I to Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) During the past five (5) years, none of the Reporting Persons, Mr. Feinberg, Mr. Berlinger, Mr. Long, Mr. Rosenfeld, Mr. Manchester, SAB Associates, MJL Associates, DEM Associates, AP WP Corporation, ESR Housing nor, to the knowledge of the Reporting Persons, any of the persons or entities referred to in Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

    (f)  Each of Mr. Feinberg, Mr. Berlinger, Mr. Long, Mr. Rosenfeld, and Mr. Manchester is a citizen of the United States. To the knowledge of the Reporting Persons, each natural person listed in Schedule I is a citizen of the United States.

Item 5. Interest In Securities Of The Issuer.

    Item 5 is hereby amended by replacing all references to the number "51.7%" with "47.6%", and by replacing all references to the date "April 3, 2001" with "October 22, 2001,"1 and is further amended by deleting the subheading "Apollo" the second paragraph immediately following such subheading.

1
The decrease in the percentage interest of Class A common stock is due to an increase in the number of shares of Class A common stock outstanding, and is not due to a decrease in the number of shares of Class A common stock held by the Schuler Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

    Item 6 is hereby amended and supplemented by adding the following after the last paragraph set forth therein:

    5.  Voting Agreement

    On October 22, 2001, Schuler Homes and D.R. Horton, Inc., a Delaware corporation ("D.R. Horton"), entered into an Agreement and Plan of Merger, dated as of October 22, 2001 (the "Merger Agreement"), pursuant to which the D.R. Horton would acquire the Issuer by means of a merger of the Issuer with and into D.R. Horton (the "Merger"), with D.R. Horton as the surviving corporation.

    Simultaneously with the execution of the Merger Agreement, the Reporting Persons, along with James K. Schuler and AREIF, entered into a Voting Agreement, dated as of October 22, 2001 (the "Voting Agreement"), with D.R. Horton, pursuant to which the Reporting Persons, AREIF and James K. Schuler each agreed to vote their respective Subject Shares (as defined in the Voting Agreement) in favor of the Merger at any meeting of Schuler Homes' stockholders held to consider and vote upon the Merger. In addition, the Reporting Persons agreed, with certain exceptions, not to transfer any of the Subject Shares during the term of the Voting Agreement.

    The Voting Agreement will terminate on the earlier of (a) the Effective Time of the Merger (as defined in the Merger Agreement), (b) termination of the Merger Agreement according to its terms or (c) the written mutual consent of the parties thereto.

    The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which has been filed as an exhibit to this Amendment No. 1 to Schedule 13D and incorporated herein by reference.

Page 8 of 10 Pages

Item 7. Materials to be Filed as Exhibits.

    Item 7 is hereby amended and supplemented by adding the following exhibit:

Exhibit 6:	Voting Agreement, dated as of October 22, 2001, among the Reporting Persons, Apollo Real Estate Investment Fund, L.P., WPH-Schuler, LLC and D.R. Horton, Inc. (Schedules omitted).

Page 9 of 10 Pages

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2001	BLACKACRE WPH, LLC
	By:	/s/ STEPHEN A. FEINBERG Stephen A. Feinberg Investment Manager
HIGHRIDGE PACIFIC HOUSING INVESTORS, L.P.
By: WPH ACQUISITIONS, INC. Its General Partner
	By:	/s/ STEVEN A. BERLINGER Steven A. Berlinger CFO and Vice President
WPH ACQUISITIONS, INC.
	By:	/s/ STEVEN A. BERLINGER Steven A. Berlinger CFO and Vice President
WPH-SCHULER, LLC
By: ESR HOUSING, INC. Its Administrative Manager Member
	By:	/s/ THOMAS CONNELLY Thomas Connelly Treasurer

Page 10 of 10 Pages

QuickLinks

  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 5. Interest In Securities Of The Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.
  Item 7. Materials to be Filed as Exhibits.
SIGNATURE